UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

Volcon, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92864V103

(CUSIP Number)

Christian Okonsky

2590 Oakmont Drive, Suite 520

Round Rock TX 78665

(512) 400-4271

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

____________________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 92864V103		13D	Page 2 of 8 Pages
1	Names of Reporting Persons Christian Okonsky
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 330,031+
	8	Shared Voting Power 4,750,000+‡
	9	Sole Dispositive Power 330,031+
	10	Shared Dispositive Power 4,750,000+‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,080,031+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented By Amount In Row (11) 31.6%*
14	Type of Reporting Person (See Instructions) IN

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡Includes 4,750,000 shares of common stock underlying a warrant to purchase common stock held by Pink Possum, LLC.

*Based on 11,337,892 shares of common stock, $0.00001 par value per share, of Volcon, Inc. outstanding as of October 8, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on October 8, 2021.

CUSIP No. 92864V103		13D	Page 3 of 8 Pages
1	Names of Reporting Persons Pink Possum, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,750,000+‡
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,750,000+‡
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,750,000+‡
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13	Percent of Class Represented by Amount in Row (11) 29.5%*
14	Type of Reporting Person (See Instructions) OO

+Reflects ownership as of the date this filing was filed with the Securities and Exchange Commission.

‡Consists of 4,750,000 shares of common stock underlying a warrant to purchase common stock held by Pink Possum, LLC.

*Based on 11,337,892 shares of common stock, $0.00001 par value per share, of Volcon, Inc. outstanding as of October 8, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on October 8, 2021.

CUSIP No. 92864V103	13D	Page 4 of 8 Pages

Item 1.          Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Volcon, Inc., a Delaware corporation (“Issuer”), whose principal executive offices are located at 2590 Oakmont Drive, Suite 520, Round Rock, TX 78665. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2.          Identity and Background.

a.	This statement is being filed jointly by Christian Okonsky (“Mr. Okonsky”) and Pink Possum, LLC, a Texas limited liability company (“Pink Possum” and together with Mr. Okonsky, the “Reporting Persons”). Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and attached hereto as Exhibit 1. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

b.	The business address of each of the Reporting Persons is c/o Volcon, Inc. 2590 Oakmont Drive, Suite 520, Round Rock, TX 78665.

c.	The primary purpose of Pink Possum is to engage in any lawful act or activity for which limited liability companies may be organized. Mr. Okonsky is the sole member and sole manager of Pink Possum.

Mr. Okonsky co-founded Issuer in 2020 and has served as a director and as Chairman of Issuer’s Board of Directors since inception. Mr. Okonsky has also served as Chief Technology Officer of Issuer since inception.

d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

f.	Mr. Okonsky is a citizen of the United States of America. Pink Possum is a Texas limited liability company.

Item 3.          Source and Amount of Funds or Other Consideration.

On August 28, 2020, the Issuer entered into consulting agreements (each a “Consulting Agreement”) with each of Pink Possum and Highbridge Consultants, LLC, a Wyoming limited liability company (“Highbridge”), an entity controlled by Adrian James (“Mr. James”), pursuant to which Messrs. Okonsky and James provide Issuer with various services. Mr. James is a co-founder and a director of Issuer. In consideration for entering into the Consulting Agreements, the Issuer issued to the two entities ten-year warrants to purchase Common Stock of Issuer at an exercise price of $0.004 per share. The number of shares of Common Stock issuable pursuant to the warrants was based on the number of shares of Issuer’s Common Stock outstanding at the time of exercise and provided that Pink Possum and Highbridge would receive 18.75% and 25%, respectively, of Issuer’s Common Stock outstanding at the time of exercise on a fully diluted basis. On March 26, 2021, Pink Possum and Highbridge entered into amendments to the Consulting Agreements (each a “Consulting Agreement Amendment”) agreeing to exchange the original warrants for new ten-year warrants to purchase 4,750,000 and 6,250,000 shares, respectively, of Common Stock of Issuer at an exercise price of $0.98 (the “Warrants”).

CUSIP No. 92864V103	13D	Page 5 of 8 Pages

On October 8, 2021, the Issuer closed its initial public offering (the “IPO”) of 3,025,000 shares of the Issuer’s Common Stock. Prior to the IPO, in the aggregate, Mr. Okonsky beneficially owned 5,048,750 shares of Common Stock, including shares underlying a warrant to purchase 4,750,000 shares of Common Stock at an exercise price of $0.98 per share held by Pink Possum.

On October 18, 2021, Mr. Okonsky purchased an additional 10,200 shares of Issuer’s Common Stock in multiple trades with a weighted average purchase price of $9.2 per share, for total purchase price of approximately $93,840.

On October 19, 2021, Mr. Okonsky purchased an additional 21,081 shares of the Issuer’s Common Stock in multiple trades with a weighted average purchase price of $9.24 per share, for total purchase price of approximately $194,7888.44. Following this transaction, Mr. Okonsky directly and indirectly beneficially owned 5,080,031 shares of the Issuer’s Common Stock and Pink Possum had direct beneficial ownership of 4,750,000 shares of the Issuer’s Common Stock underlying a warrant. All transactions executed by Mr. Okonsky following the IPO were made with personal funds.

Item 4.          Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the following matters:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

CUSIP No. 92864V103	13D	Page 6 of 8 Pages

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of the above listed actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.          Interest in Securities of Issuer.

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person and the information set forth in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 11,337,892 shares of Common Stock outstanding as of October 8, 2021, as reported on the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with its initial public offering that closed on October 8, 2021.

As of the date hereof, Mr. Okonsky, as the sole manager and sole member of Pink Possum, may be deemed to beneficially own 4,750,000 shares of Common Stock underlying a warrant to purchase Common Stock held by Pink Possum. Mr. Okonsky also owns 330,031 shares of Common Stock directly. Mr. Okonsky, directly and/or indirectly, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Issuer held by himself directly and held by Pink Possum. As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Okonsky may be deemed to beneficially own 5,080,031 shares of Common Stock or 31.6% of the Common Stock of the Issuer as of the date of this filing.

As a result of the foregoing, and for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Pink Possum may be deemed to beneficially own 4,750,000 shares of Common Stock or 29.5% of the Common Stock of the Issuer as of the date of this filing.

(c)	Except as described herein (see Item 3), during the past sixty (60) days there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

CUSIP No. 92864V103	13D	Page 7 of 8 Pages

(d)	Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Reference is made to the Consulting Agreements and Consulting Agreement Amendments described in Item 3 above and attached hereto as Exhibit 2.

In connection with the IPO, the Mr. Okonsky entered into “lock-up” agreements in favor of the underwriter, pursuant to which the Mr. Okonsky agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of the Issuer’s securities, subject to specified limited exceptions, for a period of 90 days after the date of the Issuer’s prospectus filed with the Securities and Exchange Commission in connection with the IPO.

Reference is made to the Warrants described in Item 3 above and attached hereto as Exhibit 4.

Each of the Joint Filing Agreement, Consulting Agreement, Consulting Agreement Amendment, Form of Lock-Up Agreement and Form of Warrant, which are attached hereto as Exhibits 1, 2, 3 and 4, respectively, are incorporated by reference herein.

Item 7.          Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement, dated November 19, 2021, among the Reporting Persons.*

2	Consulting Agreement and Amendment to Consulting Agreement, between Volcon, Inc. and Pink Possum, LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259468) filed with the Securities and Exchange Commission on September 10, 2021).

3	Form of Lock-up Agreement entered into by Christian Okonsky (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259468) filed with the Securities and Exchange Commission on September 10, 2021).

4	Form of Warrant issued to Pink Possum, LLC and Highbridge Consulting, LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259468) filed with the Securities and Exchange Commission on September 10, 2021).

*Attached hereto.

CUSIP No. 92864V103	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 19, 2021

/s/ Christian Okonsky

Christian Okonsky

EXHIBIT 1

Joint Filing Agreement

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Volcon, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of the undersigned is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. The undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of November, 2021.

/s/ Christian Okonsky

Christian Okonsky

PINK POSSUM, LLC

By: /s/ Christian Okonsky

Christian Okonsky

Manager